# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARCUS CORP, CIK 0000062234
CUSIP: 566330106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 EAST KILBOURN AVENUE, SUITE 1200, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001333075

## Reporting persons
- Marcus Gregory S: type of reporting person: individual (IN); citizenship or place of organization: Wisconsin (WI); sole voting power 2,430,662; shared voting power 100,460; sole dispositive power 1,588,103; shared dispositive power 943,019; aggregate amount beneficially owned 2,531,122 (10.66% of the class)

## Item 1. Issuer
Name of issuer: MARCUS CORP
Address of issuer's principal executive offices: 111 EAST KILBOURN AVENUE, SUITE 1200, MILWAUKEE, Wisconsin, 53202

## Item 2. Person Filing
Name of person filing: The filers of this Schedule 13G are: (i) Gregory S. Marcus ("Mr. Marcus").
Address of principal business office or, if none, residence: c/o The Marcus Corporation, 111 E. Kilbourn Avenue, Suite 1200, Milwaukee, Wisconsin 53202
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Mr. Marcus: 2,531,122
Percent of class: Mr. Marcus: 10.66%
Sole power to vote or to direct the vote: Mr. Marcus: 2,430,622
Shared power to vote or to direct the vote: Mr. Marcus: 1,588,103
Sole power to dispose or to direct the disposition: Mr. Marcus: 943,019
Shared power to dispose or to direct the disposition:
Mr. Marcus: 943,019

Other than with respect to 1,327,273 shares of Common Stock (which Mr. Marcus has sole voting and dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by Mr. Marcus into shares of Common Stock.

Mr. Marcus' beneficial ownership consists of the following:

(i) 522,503 shares of Common Stock held individually by Mr. Marcus;
(ii) 75 shares of Common Stock held by the Alexandra Marcus U/WI/UTMA;
(iii) 804,725 shares of Common Stock which Mr. Marcus has the right to acquire upon the exercise of stock options;
(iv) 254,256 shares of Class B Common Stock held individually by Mr. Marcus;
(v) 307,543 shares of Class B Common Stock held by the SMGM 2012 Family Trust;
(vi) 31,679 shares of Class B Common Stock for which Mr. Marcus serves as the sole custodian;
(vii) 45,764 shares of Class B Common Stock held by the spouse of Mr. Marcus;
(viii) 501,528 shares of Class B Common Stock held by Matinee Fifteen;
(ix) 8,353 shares of Class B Common Stock heldy by Matinee Fifteen Holdings 2, LLC; and
(x) 54,696 shares of Class B Common Stock held in trusts for which Mr. Marcus serves as Trustee.

The trusts, Matinee Fifteen Holdings 2 LLC and Mr. Marcus, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Marcus Gregory S: /s/ Gregory S Marcus, Marcus Gregory S (04/08/2026)